SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of February, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900 Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Publicly-Held Company CNPJ (Corporate Taxpayers’ ID) # 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (Bradesco or Bank) communicates its shareholders and the market in general that, pursuant to the CVM Instruction #547, of February 5, 2014, which amends the terms of the CVM Instruction #358, of January 3, 2002, will start to publish its material acts or facts at Portal Valor Econômico, section Fatos Relevantes (Material Facts) (www.valor.com.br/valor-ri/fatos-relevantes), which  provides  an  exclusive  and  free  area  to  access  all  information.

Besides Portal Valor Econômico, Bradesco’s material acts or facts will continue to be made available on its Investor Relations website (www.bradesco.com.br/ir) and on the Internet pages of CVM - Comissão de Valores Mobiliários (Securities and Exchange Commission) (www.cvm.gov.br/) and of BM&FBovespa (www.bmfbovespa.com.br/).

It is incumbent on the Investor Relations Officer, in addition to the mentioned disclosure, to establish eventual publication of material acts or facts in newspapers of wide circulation used by Bradesco, even in a summary form, alternative that, if adopted, will indicate the website addresses on which information, in its full content and identical to that submitted to CVM, will be made available to the investors.

The “Instrument of Policies for Material Act or Fact Disclosure and Trading of Securities issued by Banco Bradesco S.A.” includes the amendments above, as well as the updated Formulário Cadastral (Registration Form), are available on the Investor Relations website of Bradesco and on the Internet pages of CVM and BM&FBovespa.

By adopting the disclosure of material acts or facts through news portal, as proposed by CVM, Bradesco corroborates with the use of modern channels which ensure timely, accurate and clear disclosure of important information related to the activities of Bradesco Organization.

Cidade de Deus, Osasco, SP, February 20, 2015

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   February 23, 2015

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and Investors Relation Officer